                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                                (Amendment No. 2)


                               WEST COAST BANCORP
 -------------------------------------------------------------------------------
                                (Name of Company)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    952143105
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                             Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                            Washington, D. C.  20036
                                 (202) 775-8109
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 29, 2000
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 15 Pages                           Exhibit Index at page 14

-------------------------------------------------------------------------------
CUSIP NUMBER 952143105                       Page      2    of   15   Pages
                                                       ---       ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Western Acquisition Partners, L.P. / 36-4081807

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)X
                                              (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)

               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY            -0-
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    807,500 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER
                    -0-
               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    807,500 SHARES
               -----------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               807,500 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               8.1%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               PN
-------------------------------------------------------------------------------

Page 2 of 15 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 952143105                       Page      3    of   15   Pages
                                                       ---       ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Western Acquisitions, L.L.C. /  36-4068258

-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)X
                                              (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS
               AF, WC
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)
               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN

               Organized: State of Illinois
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY            -0-
EACH           ----------------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH
                    1,436,841 SHARES
               ----------------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER
                    -0-
               ----------------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    1,436,841 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,436,841 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               14.5%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               OO
-------------------------------------------------------------------------------

Page 3 of 15 Pages

-------------------------------------------------------------------------------
CUSIP NUMBER 952143105                       Page      4    of   15   Pages
                                                       ---       ----
-------------------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
               PERSON

               Eric D. Hovde / ###-##-####
-------------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)X
                                              (b)
-------------------------------------------------------------------------------
     3.        SOURCE OF FUNDS
               PF, AF
-------------------------------------------------------------------------------
     4.        IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d)
               AND 2(e)
               NO
-------------------------------------------------------------------------------
     5.        CITIZENSHIP OR PLACE OF ORIGIN
               U.S.A.
-------------------------------------------------------------------------------
NUMBER OF      6.   SOLE VOTING POWER
SHARES
OWNED BY            953,590 SHARES
EACH           -----------------------------------------------------------
REPORTING      7.   SHARED VOTING POWER
PERSON WITH(1)
                    1,436,841 SHARES
               -----------------------------------------------------------
               8.   SOLE DISPOSITIVE POWER

                    953,590 SHARES
               -----------------------------------------------------------
               9.   SHARED DISPOSITIVE POWER

                    1,436,841 SHARES
-------------------------------------------------------------------------------
     10.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,390,431 SHARES
-------------------------------------------------------------------------------
     11.       DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?
               NO
-------------------------------------------------------------------------------
     12.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)
               24.0%
-------------------------------------------------------------------------------
     13.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(1)  Of the 2,390,431 Shares beneficially owned by Eric D. Hovde, 1,436,841 of the Shares beneficially owned are as managing member of Western Acquisitions,
L.L.C.

Page 4 of 15 Pages

Item 1.  Security and Issuer

     The class of security to which this statement relates is the common stock, no par value (the "Shares"), of West Coast Bancorp (the "Issuer"). The address of the principal executive offices of the Issuer is 535 E. First Street, Tustin, California 92780-3312.

Item 2.  Identity and Background

     The persons filing this statement are Western Acquisition Partners, L.P. (the "Limited Partnership"), Western Acquisitions, L.L.C., and Eric D. Hovde, who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the common stock of Sunwest Bank, Tustin, California. Western Acquisitions, L.L.C., an Illinois limited liability company, is the general partner (the "General Partner") of the Limited Partnership. Eric D. Hovde is the managing member of Western Acquisitions, L.L.C.

     Eric D. Hovde holds beneficial interests in the Shares through ownership of an interest in, and positions as managing member and president of the General Partner. Eric D. Hovde also owns Shares of the Issuer directly. Eric D. Hovde is also a director and executive officer of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares.

     Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner who are Reporting Persons. The General Partner controls the Limited Partnership.

     None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

     Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

     The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

     Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule I hereto have any plans or proposals which related to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Page 5 of 15 Pages

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of January 3, 2001 information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 9,935,283 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Limited Partnership, all decisions regarding voting and disposition of the Shares beneficially owned by the Limited Partnership are made by the General Partner acting through its president. As such, the Limited
Partnership and the General Partner share voting and investment power with respect to the Shares, except for the Shares directly owned by Western Acquisitions, L.L.C. Therefore, as a result of his ownership interest in, and positions as managing member and officer of the General Partner, Eric D. Hovde may be deemed to have beneficial ownership of the Shares. Neither the executive officers nor controlling persons of the General Partner beneficially own any Shares personally or otherwise, except for the Shares beneficially owned by Eric
D. Hovde.

     (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of January 3, 2001, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

     (d)  None.

     (e)  None.

     Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1).
Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST FOR CONFIDENTIAL
               TREATMENT](Incorporated by reference to Schedule 13D Amendment
               #1, filed with the Securities and Exchange Commission (the "SEC")
               on October 30, 2000)
Exhibit C -    Customer Agreement between NationsBanc Montgomery Securities and
               Western Acquisition Partners, L.P. (Incorporated by reference to
               Schedule 13D Amendment #1, filed with the SEC on October 30,
               2000)
Exhibit D -    Prime Broker Agreement between NationsBanc Montgomery Securities and Western Acquisition Partners, L.P. (Incorporated by reference to Schedule 13D Amendment #1, filed with the SEC on October 30,
               2000)
Exhibit E -    Partnership Agreement between NationsBanc Montgomery Securities and Western Acquistion Partnership, L.P. (Incorporated by
               reference to Schedule 13D Amendment #1, filed with the SEC on
               October 30, 2000)
Exhibit F -    Customer Agreement between Banc of America Securities LLC and
               Eric D. Hovde. (Incorporated by reference to Schedule 13D
               Amendment #1, filed with the SEC on October 30, 2000)
Exhibit G -    Prime Broker Agreement between Banc of America Securities LLC and
               Eric D. Hovde. (Incorporated by reference to Schedule 13D
               Amendment #1, filed with the SEC on October 30, 2000)

                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.

                         WESTERN ACQUISITION PARTNERS, L.P., by its General Partner, WESTERN ACQUISITIONS, L.L.C.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         WESTERN ACQUISITIONS, L.L.C.

                         By:  /s/ Eric D. Hovde
                         ----------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member

                         ERIC D. HOVDE

                              /s/ Eric D. Hovde
                         ----------------------------------------------



Dated:    01/03/2001
          ----------

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------
Western Acquisition                Limited partnership formed to
Partners, L.P.                     make investments primarily in equity
                                   securities of financial institutions and
                                   financial services companies.

                                   1824 Jefferson Place, NW
                                   Washington, DC 20036
                                   Organized: State of Delaware

Western Acquisitions, L.L.C.       Limited liability company formed to serve as
                                   the general partner of Western Acquisition
                                   Partners, L.P.

                                   1824 Jefferson Place, NW
                                   Washington, DC 20036
                                   Organized: State of Illinois

Eric D. Hovde                      Investment banker
                                   Hovde Financial, Inc.
                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036


    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(2)            Investment banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (3)             Investment banker             U.S.
1826 Jefferson Place, N.W.    Hovde Financial, Inc.
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Investment banking firm


-------------------------------------------------------------------------------
(2) Steven D. Hovde is affiliated with the following Reporting Persons:
Executive Vice President and Treasurer of Western Acquisitions, L.L.C.

(3) Eric D. Hovde is affiliated with the following Reporting Persons: Managing Member, President and Assistant Treasurer of Western Acquisitions, L.L.C.

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it directly.

                                             Amount
                                             Originally
                         Total               Financed/           Source of
Name                     Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Western                  $543,169.00         $0.00/              Working
Acquisition                                  $0.00               Capital
Partners, L.P.

Western Acquisitions,    $822,140.59         $0.00/              Working
L.L.C.                                       $0.00               Capital

Eric D. Hovde            $744,698.80         $0.00/              Personal Funds
                                             $0.00

-------------------------------------------------------------------------------

                                   SCHEDULE 3

     The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


                              Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------
Western Acquisition           807,500                       8.1%
Partners, L.P.

Western Acquisitions,         1,436,841                     14.5%
L.L.C.

Eric D. Hovde                 2,390,431                     24.0%

-------------------------------------------------------------------------------

Aggregate Shares Held by      2,390,431                     24.0%
Reporting Persons

                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons had effected the following transactions in the Shares within sixty (60) days of January 3, 2001:

-------------------------------------------------------------------------------
               Transaction    Number    Transaction    Transaction    Broker
               Date           of Shares Price          Type
-------------------------------------------------------------------------------

Western        12/29/00       321,224   $415,985.08    Buy            None/
Acquisitions,                                                         Private
L.L.C.         12/29/00       285,117   $369,226.52    Buy            None/
                                                                      Private


Page 13 of 15

                                  EXHIBIT INDEX

                                                                      Page

Exhibit A -    Consent Agreement to 17 C.F.R. 13d-1(f)(1)            15

Exhibit B -    [OMITTED - - FILED PURSUANT TO REQUEST
               FOR CONFIDENTIAL TREATMENT](4) (Incorporated
               by reference to Schedule 13D Amendment #1,
               filed with the SEC on October 30, 2000)

Exhibit C -    Customer Agreement between NationsBanc Montgomery
               Securities and Western Acquisition Partners, L.P.
               (Incorporated by reference to Schedule 13D Amendment
               #1, filed with the SEC on October 30, 2000)

Exhibit D -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Western Acquisition
               Partners, L.P. (Incorporated by reference to
               Schedule 13D Amendment #1, filed with the SEC
               on October 30, 2000)

Exhibit E -    Partnership Agreement between NationsBanc
               Montgomery Securities and Western Acquistion
               Partnership, L.P. (Incorporated by reference to
               Schedule 13D Amendment #1, filed with the SEC on
               October 30, 2000)

Exhibit F -    Customer Agreement between Banc of America
               Securities LLC and Eric D. Hovde. (Incorporated
               by reference to Schedule 13D Amendment #1, filed
               with the SEC on October 30, 2000)

Exhibit G -    Prime Broker Agreement between Banc of America
               Securities LLC and Eric D. Hovde. (Incorporated
               by reference to Schedule 13D Amendment #1, filed
               with the SEC on October 30, 2000)


------------------------------------------
(4) Portions of Exhibit B have been omitted pursuant to a request for confidential treatment of information in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934.

                                                                       EXHIBIT A

               Consent Agreement Pursuant to 17 C.F.R. 13d-1(f)(1)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.

                    WESTERN ACQUISITION PARTNERS, L.P., by its General Partner, WESTERN ACQUISITIONS, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    WESTERN ACQUISITIONS, L.L.C.

                    By:  /s/ Eric D. Hovde
                    -------------------------------------------------
                         Eric D. Hovde
                    Its: Managing Member

                    ERIC D. HOVDE

                         /s/ Eric D. Hovde
                    -------------------------------------------------



Dated:    01/03/2001
          ----------

Page 15 of 15